Exhibit 12.01

ORACLE CORPORATION

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended May 31,
(Dollars in millions)	2013	2012	2011	2010	2009
Earnings(1)
Income before provision for income taxes	$13,898	$12,962	$11,411	$8,243	$7,834
Add: Noncontrolling interests	112	119	97	95	84
Add: Fixed charges	850	827	875	808	685

Total earnings	$14,860	$13,908	$12,383	$9,146	$8,603

Fixed Charges(2)
Interest expense	$797	$766	$808	$754	$630
Estimate of interest in rent expense	53	61	67	54	55

Total fixed charges	$850	$827	$875	$808	$685

Ratio of earnings to fixed charges	17x	17x	14x	11x	13x

(1)

The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.

(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expense, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.